John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

September 27, 2016

VIA EDGAR

Christina DiAngelo Fettig, CPA

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Great Elm Capital Corp.

Registration Statement on Form N-14

(File Nos. 814-01211 and 333-212817)

Dear Ms. Fettig and Mr. O’Connor:

On behalf of Great Elm Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 26, 2016 with respect to Amendment No. 1 to the Company’s Registration Statement on Form N-14 (File No. 333-212817), filed with the Commission on September 26, 2016 (the “Registration Statement”) to register the shares of the Company’s common stock to be issued in connection with the merger of Full Circle Capital Corporation (“Full Circle”) with and into the Company (the “Merger”), and the prospectus of the Company and the proxy statement of Full Circle included therein (the “Proxy Statement/Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Proxy Statement/Prospectus are referenced in the below responses, such revisions are indicated by proposed marked pages from the Proxy Statement/Prospectus attached hereto.

General

1.              Comment:  As a reminder, the Company will need to file its N-54A before the Registration Statement can be declared effective.

Response:  The Company acknowledges the Staff’s comment.

2.              Comment:  With respect to the Company’s audited special purpose schedule of investments, please provide an updated confirmation that there have been no material changes to the investments included in the portfolio to be acquired by the Company prior to completion of the Merger, or to the valuations thereof set forth in the audited special purpose schedule of investments.

Response:  The Company advises the Staff on a supplemental basis that as of the date hereof there has been no material change to the investments included in the portfolio to be acquired by the Company prior to completion of the Merger, or in the valuations thereof, from what is set forth in the Company’s audited special purpose schedule of investments.

3.              Comment:  Please confirm whether the “Summary” and “GECC” sections of the Proxy Statement/Prospectus have been revised to reflect the execution date of the Company’s advisory agreement and administration agreement.

Response:  The Company has revised the disclosure set forth in the “Summary” and “GECC” sections of the Proxy Statement/Prospectus on pages 21, 26, 107 and 113 in response to the Staff’s comment.

4.              Comment:  We note the reference to the fair value of the Initial GECC Portfolio as of May 31, 2016. Please confirm that this reference has been updated to June 30, 2016.

Response:  The Company has revised the disclosure throughout the Proxy Statement/Prospectus to change any references to the fair value of the Initial GECC Portfolio as of May 31, 2016 to June 30, 2016.

5.              Comment:  Please confirm that the recent Avanti trades were not executed by related parties.

Response:  The Company confirms to the Staff that none of the Avanti trades that have occurred during the past 60 days were executed by affiliates of the Company or the Mast Funds.

6.              Comment:  With respect to the tabular disclosure on page 99 of the Proxy Statement/Prospectus, please add “Par Amount/Quantity” and “Cost” information to be consistent with the presentation in the Special Purpose Schedule of Investments.

Response:  The Company has revised the above-referenced disclosure beginning on page 99 of the Proxy Statement/Prospectus in response to the Staff’s comment.

7.              Comment:  In the Pro Forma Schedule of Investments, please add “Par Amount/Quantity”, consistent with the Special Purpose Schedule of Investments.

Response:  The Company has revised the above-referenced disclosure beginning on page 82 of the Proxy Statement/Prospectus in response to the Staff’s comment.

8.              Comment:  We note response 4 from the Company’s prior response letter, dated September 26, 2016 (the “Prior Response Letter”). Please provide the same representation for the assets comprising the Initial GECC Portfolio.

Response:  The Company confirms to the Staff that it is comfortable that no material adjustments need to be made to the fair values as of March 31, 2016 of the portfolio assets comprising the Initial GECC Portfolio set forth in the Pro Forma Schedule of Investments.

9.              Comment:  We note response 2 from the Prior Response Letter. Please advise the Staff on a supplemental basis why the Company did not include specific figures for the relative performance of the Initial GECC Portfolio compared to the assets to be retained by the Mast Funds.

Response:  The Company advises the Staff on a supplemental basis that it opted to omit specific figures regarding performance in order to avoid providing the type of prior performance disclosure about which the Staff has historically raised questions.  In addition, providing specific figures regarding the performance of the remaining Mast Fund assets that will not be contributed to the Company could raise confidentiality concerns with respect to the current investors in the Mast Funds.  The textual disclosure included in the Proxy Statement/Prospectus regarding the relative performance of the assets comprising the Initial GECC Portfolio and the remaining Mast Fund assets was based upon calculations of relative returns, taking into account cost and fair value as of August 31, 2016, as well as realized gains and losses and investment income during the three years ended August 31, 2016.  As a result, the Company believes that it has provided the type and level of disclosure sufficient to satisfy the requirements of the AICPA Audit Risk Alert from 2013-2014, without raising disclosure concerns regarding specific prior performance figures.

10.       Comment:  Please duplicate all of the relevant disclosure regarding Avanti from the “GECC — Portfolio Company Descriptions” section of the Proxy Statement/Prospectus in the Q&A section of the Proxy Statement/Prospectus.  In addition, please highlight in the same disclosure the fact that the exchange ratio for the Merger was determined as of August 31, 2016, and therefore does not reflect any changes to Avanti since that date. With a view towards disclosure, please also provide the actual date of the Measurement Date in parenthesis in such disclosure in the Q&A section of the Proxy Statement/Prospectus.

Response:  The Company has revised the disclosure set forth in the “Q&A” section of the Proxy Statement/Prospectus on pages iv and vi in response to the Staff’s comment.

11.       Comment:  Please revise the disclosure set forth on page 100 of the Proxy Statement/Prospectus comparing the assets to be contributed by the Mast Funds to GECC to those that will remain behind to clarify that the reference to “the remaining portfolio assets” of the Mast Funds, as well as to “the collective assets that will comprise the Mast Fund’s portfolio,” are intended to exclude the portfolio assets to be contributed to GECC.

Response:  The Company has revised the disclosure set forth on page [100] section of the Proxy Statement/Prospectus in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:                                Peter Reed, Chief Executive Officer / Great Elm Capital Corp.